Filed by Susquehanna Bancshares, Inc.,

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Susquehanna Bancshares, Inc. (Commission File No. 001-33872)

Susquehanna and BB&T Merger

Customer - Questions & Answers

For Internal Use Only

This document is provided for employees’ reference in answering questions from customers and members of the local communities we serve. Please do not print, forward or distribute outside the company. Thank you for your help in communicating with our customers.

General Comments

We’re excited about our future with BB&T and look forward to continuing to serve you.

Be assured that you will continue to see the same smiling faces and receive the same personal-touch banking you have come to rely on. For the next several months you won’t see any changes in the way you bank with us.

BB&T shares our values and has been serving their customers for 142 years. Below are answers to questions you may have.

About BB&T

When will the transaction be complete?

BB&T expects the transaction to close in the second half of 2015, pending customary closing conditions, including regulatory approval and Susquehanna shareholder approval.

What does BB&T stand for?

It stands for Branch Banking and Trust and is named for Alpheus Branch, who founded the bank in 1872 in the eastern North Carolina town of Wilson. BB&T is the oldest bank headquartered in North Carolina.

What is BB&T’s stock symbol?

BB&T is listed on the New York Stock Exchange under the symbol “BBT.”

Who is BB&T’s Chairman and CEO?

Kelly King is chairman and chief executive officer of BB&T Corporation. He has forged a lifetime of leadership experience with BB&T, devoting 29 of his 42 years of service to BB&T as a member of Executive Management. Along the way, King assumed leadership roles in commercial and retail banking, operations, insurance, corporate financial services, investment services and capital markets.

King is credited with leading BB&T to continued profitability and financial stability through the economic downturn beginning in 2008. Under his leadership, BB&T was one of the first institutions to repay TARP funds. His unwavering commitment to the company’s vision, mission and values has led to a nationally recognized associate volunteer program, called The Lighthouse Project. King also serves on the Federal Advisory Council of the Federal Reserve System, The Clearing House since 2009, and the Financial Services Roundtable since 2010.

When was BB&T founded?

Like Susquehanna Bank, BB&T has been serving communities for over a century. Founded in 1872 in the heart of eastern North Carolina, BB&T has grown to become one of the largest financial-holding companies in the nation with $187 billion in assets as of Sept. 30, 2014.

How is BB&T organized?

Like Susquehanna Bank, BB&T takes great pride in its community banking structure. Each of BB&T’s 23 regions functions as a community bank, which allows decision-making to be kept close to the customer.

What is BB&T’s philosophy?

BB&T’s corporate mission is to make the world a better place to live by:

•	Helping our CUSTOMERS achieve economic success and financial security;

•	Creating a place where our ASSOCIATES learn, grow and be fulfilled in their work;

•	Making the COMMUNITIES in which we work better places to be; and thereby:

•	Optimizing the long-term return of our SHAREHOLDERS, while providing a safe and sound investment.

Will BB&T be involved in community service?

BB&T plans to continue Susquehanna Bank’s tradition of commitment and service to its communities. They have also announced the creation of an economic development fund to ensure ongoing support of the Lancaster, Pa. community. Part of BB&T’s mission is to make the communities in which we work a better place to live. Here are a few examples of our commitment to our communities:

•	BB&T associates take part in the annual BB&T Lighthouse Project, a company-wide community service effort held in May and June. Teams choose their projects and lend a helping hand to those in need, sharing hope and encouragement throughout their communities. Since 2009, BB&T associates have volunteered more than 325,000 hours in more than 6,600 Lighthouse Projects throughout the BB&T footprint improving the lives of more than 9.5 million people.

•	BB&T focuses on financial education in several ways, including the BB&T Financial Foundations program that reaches high school students throughout our footprint. Since BB&T began the program in 2011, over 78,000 students have been provided with an understanding of basic concepts about banking, insurance, investments, budgeting, higher education, and more.

•	BB&T offers one of the strongest Capacity Building programs for communities, including certification training and counseling programs in construction management, legal services, small business and technical assistance.

•	BB&T’s community development lending performance exhibits an outstanding level of commitment to meeting the credit needs of the low-to-moderate income communities BB&T serves. In 2013, BB&T’s Community Development lending totaled $862.2 million.

How many employees does BB&T have?

BB&T and its subsidiaries employ more than 34,000 talented professionals who serve their customers in 12 states and Washington, D.C.

Where does BB&T have a presence?

BB&T has 1,842 financial centers throughout the Carolinas, Florida, Virginia, West Virginia, Kentucky, Georgia, Maryland, Tennessee, Alabama, Texas, Indiana and Washington, D.C.

How does BB&T stack up against its competitors in terms of market share?

BB&T consistently ranks high in market share among the states it serves. BB&T market share rankings: No. 1 in West Virginia; No. 2 in North Carolina; No. 3 in South Carolina; No. 4 in Kentucky and Virginia; No. 5 in Alabama and Georgia, No. 6 in Florida; No. 7 in Maryland, Tennessee and Washington, D.C.; and in Texas No. 19* (as of June 30, 2014, FDIC Deposits, SNL)

*	includes pending Citi and The Bank of Kentucky branches

What kind of service and support can I expect from BB&T?

BB&T has been recognized by its customers for quality service and excellence in performance. Some of the most recent awards and commendations earned by BB&T include:

•	BB&T was recently recognized as one of “America’s Best Banks 2014” by Forbes.

•	BB&T is among Fortune Magazine’s “Most Admired Companies.” BB&T ranked No. 6 in the Super-Regional Banks Category.

•	BB&T received 20 Greenwich Excellence Awards in Small Business and Middle Market Banking from Greenwich Associates for our financial stability, overall satisfaction and outstanding customer service in 2013. Greenwich Associates is a leading financial services research firm.

•	BB&T Insurance Services, Inc., is the fifth-largest insurance broker in the nation and the sixth-largest insurance broker in the world, according to Business Insurance.

•	BB&T was named the 2014 TNS Choice Awards winner for Commercial Banking. This national award names BB&T as the preferred provider for acquiring, developing and retaining customers.

•	For the third year in a row, BB&T Wealth was named in Barron’s “Top 40 Wealth Managers” list, which ranks US wealth managers by customer assets in accounts of $5 million or more.

About My Accounts

What services and products does BB&T offer?

Building on a long tradition of excellence in community banking, BB&T offers its customers a full range of financial services including, retail and commercial banking, wealth management, insurance, investment, international services, commercial finance, mortgage servicing, asset management, and capital markets.

What will happen to my deposit accounts and loans after the sale is completed?

Deposit and loan products will be converted based on the best fit between your current products at Susquehanna Bank and similar products at BB&T. We will provide you specific details and information about the conversion of your accounts in the near future.

How will I know what is happening throughout the acquisition process?

BB&T and Susquehanna Bank will provide updates on the progress of the conversion of your accounts throughout the process.

Will I need to do anything?

You will receive information from BB&T that provides specific details about the conversion of your accounts and loans to BB&T. You do not need to do anything at this time. Susquehanna Bank will continue to be here for you to meet your banking needs, whether it’s opening another deposit account or applying for a loan. It’s business as usual.

What will happen to my branch?

There could be a small number of branch closings due to the proximity of nearby BB&T financial centers in Maryland, but decisions regarding branch closures, consolidations and relocations have not yet been made.

Will I have 24-hour customer service?

Yes. BB&T offers 24/7 access to customers through online banking, mobile banking and apps, Phone24 and a network of more than 2,800 ATMs. Until your accounts are transitioned to BB&T, please continue to contact Susquehanna Bank at 800-311-3182 for specific questions about your accounts or other servicing needs.

Does BB&T provide phone service for the hearing impaired?

Yes. BB&T provides a dedicated phone line for TDD hearing-impaired service. After your accounts are transitioned to BB&T, you can access this service by calling 888-833-4228 where a BB&T representative will assist you.

Will branch hours of operation change?

The branch hours will continue to be set by local leadership.

Will my deposits at BB&T continue to be insured by the FDIC?

Your deposits at BB&T will continue to be insured by the FDIC up to the maximum amount allowed by law.

Will local BB&T bankers have the authority to make decisions?

Yes. BB&T takes great pride in its community banking structure. Each of BB&T’s 23 regions functions as a community bank, which allows decision-making to be kept close to the customer.

Retail Accounts

Will BB&T offer me greater convenience and more services?

Yes. You will have access to an expanded line of BB&T products and services through our 1,842 BB&T financial centers in the Carolinas, Virginia, Maryland, West Virginia, Kentucky, Tennessee, Georgia, Florida, Alabama, Texas, Indiana, and Washington, D.C. You also will have access to online, mobile and more than 2,800 ATMs. For a complete listing, visit BBT.com.

Does BB&T offer free online banking?

Yes. BB&T OnLine® Banking is the free Internet banking service, which gives you secure access to your accounts and control of your money, 24 hours a day, seven days a week, all from the convenience of your web or mobile browser.

Will I have new account numbers?

Yes. You will be assigned new account numbers and will receive detailed information prior to conversion.

Will I receive a new check card/ATM card?

Yes. Prior to conversion, your current card will be replaced with a new BB&T Visa® Check Card/ATM Card.

Will I need new checks?

You may continue to use your Susquehanna Bank checks and deposit tickets until you are assigned a new account number. You will receive detailed instructions on how to order new BB&T checks.

Will I have to pay to replace my Susquehanna Bank checks with BB&T checks?

No.

Commercial Accounts

Does BB&T offer advantages for my business?

You will have access to an expanded line of BB&T products and services. You will have access to our 1,842 BB&T financial centers in the Carolinas, Virginia, Maryland, West Virginia, Kentucky, Tennessee, Georgia, Florida, Alabama, Texas, Indiana, and Washington, D.C. You will also have access to more than 2,800 ATMs throughout our network. For a complete listing of BB&T financial centers and ATMs, visit BBT.com.

Will my local BB&T business bankers have the authority to make decisions?

Yes. BB&T takes great pride in its community banking structure. Each of BB&T’s 23 regions functions as a community bank, which allows decision-making to be kept close to the customer.

Will my BB&T accounts have the same terms and conditions as my Susquehanna Bank accounts?

BB&T and Susquehanna Bank will provide updates on the progress of conversion of your accounts throughout the process.

Does BB&T offer cash management products for business and corporate customers?

Yes. BB&T offers cash management products designed to help you optimize your company’s cash resources and manage payment risk. Treasury Management consultants can help you choose the right solutions for your business, including collection and disbursement and information management services.

Does BB&T offer a business check card?

Yes. BB&T offers the BB&T Visa® Business Check Card, which provides a convenient, easy way for you and your employees to make purchases from your business checking account.

Does BB&T offer merchant services?

Yes. BB&T merchant services provides customized programs to accept any and all major credit card payment options, including Visa®, MasterCard®, American Express®, Discover®, Wright Express®, and Voyager®.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Susquehanna’s and BB&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Susquehanna’s and BB&T’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Susquehanna shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Susquehanna business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Susquehanna and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SUSQUEHANNA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and Susquehanna, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from Susquehanna by accessing Susquehanna’s website at www.susquehanna.net under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, Attention: Jason H. Weber, Vice President and Director of Investor Relations, Telephone (717) 626-9801. In addition, Susquehanna uses its Investor Relations website and social media outlets as channels of distribution of material company information. Such information is accessible on Susquehanna’s Investor Relations website, as well as on Susquehanna’s Facebook page and through its Twitter account and LinkedIn account.

Susquehanna and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Susquehanna in connection with the proposed merger. Information about the directors and executive officers of Susquehanna and their ownership of Susquehanna common stock is set forth in the proxy statement for Susquehanna’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Susquehanna and BB&T Merger

Employee - Questions & Answers

For internal use only; not for further distribution.

News reporters should be directed to:

Corporate Communications – Steve Trapnell, 717-625-6548

Shareholder questions should be directed to:

Investor Relations – Jason Weber, 717-626-9801

What will happen to Susquehanna?

Susquehanna will become part of BB&T, one of the strongest financial institutions in the country. Pending the necessary approvals, we expect this transaction to close during the second half of 2015.

¿

What about my job? And when will I know?

There will be no changes prior to the closing during the second half of 2015. After the closing occurs, BB&T expects to retain all performing direct customer contact employees and revenue producers in their roles.

After the transaction closes, BB&T will be communicating with employees as quickly as possible. For positions that will not be continued, employees will receive at least 60-days notice, a severance package and outplacement services. BB&T has been very successful in the past at minimizing job reductions by giving displaced employees first consideration for internal job openings.

¿

Will any Susquehanna Bank branches close?

There could be a small number of branch closings due to the proximity of nearby BB&T financial centers in Maryland, but decisions regarding branch closures, consolidations and relocations have not yet been made.

¿

What about my benefits?

Until the merger is approved and completed, Susquehanna will continue to operate independently with its existing benefits programs. Therefore, it is critical that employees complete the current Open Enrollment for 2015 before the deadline this Friday, November 14.

We look forward to sharing BB&T’s benefits offerings with you. When appropriate, you will begin to receive a series of newsletters titled “What about ME?” that will highlight, among other things, the following areas:

•	The BB&T job offer and confirmation process

•	BB&T benefits and pay schedule

•	BB&T’s vision, mission, values, and Code of Ethics

•	Merger training

•	BB&T University (internal knowledge-based learning organization)

¿

When will my BB&T benefits become effective?

Your Susquehanna benefits will transition over to BB&T programs at some point after closing. Rest assured there will be no lapse in coverage as this transition takes place. You will be provided access to a number of benefits resources and receive communications to help you choose the best benefits for you and your family. BB&T offers excellent benefits, including health, dental, and vision coverage, term-life insurance, and disability insurance, among others. BB&T also offers resources to help employees save and plan for retirement, including a pension plan and a 401(k) plan with a strong matching contribution.

¿

What information can we share with our customers about the acquisition?

Please let customers know that they will continue to bank with the same people and receive the same friendly and personal service. Over the coming months, customers will receive several mailings that will give them more details on how their accounts will be transitioned. Following the bank/systems changeover next year, customers will have the resources of a $187 billion financial institution with a broad range of products and services delivered through a community bank approach.

¿

When can BB&T products and services be offered?

Susquehanna Bank customers will continue with their current Susquehanna Bank products and services until the merger is completed and the subsequent bank/systems changeover takes place. This date is to be determined. Before that happens, Susquehanna Bank employees will receive personal training on BB&T products and services.

¿

What additional products and services does BB&T offer?

Beyond traditional retail and commercial offerings, BB&T also offers corporate banking, securities brokerage, asset management, insurance and several specialized lending offerings.

¿

Why is BB&T interested in Susquehanna Bank?

With great people who understand great customer service, Susquehanna Bank is a very attractive franchise. This significantly enhances BB&T’s presence in the Mid-Atlantic region and creates a combined #5 ranking in Susquehanna Bank’s greater markets.

¿

How can a $187 billion organization like BB&T call itself a “hometown” bank?

Like Susquehanna, BB&T takes great pride in its community banking structure. Each of BB&T’s 23 regions functions as a community bank, which allows decision-making to be kept close to the customer. BB&T operates 1,842 branches in the Carolinas, Georgia, Florida, Alabama, Tennessee, Kentucky, Virginia, Maryland, West Virginia, Texas, Indiana and Washington, D.C.

¿

Is BB&T Corporation a publicly held company?

BB&T is listed on the New York Stock Exchange under the trading symbol “BBT.” BB&T is included in the S&P 500 Index, a leading indicator of stock performance among major U.S. companies. BB&T is followed by leading analysts representing such investment firms as Deutsche Bank, Goldman Sachs & Co., Keefe, Bruyette & Woods, Morgan Stanley, and Sandler O’Neill.

BB&T was recently recognized as one of “America’s Best Banks 2014” by Forbes and is consistently included in Fortune Magazine’s “Most Admired Companies.” BB&T also received 20 Greenwich Excellence Awards in Small Business and Middle Market Banking from Greenwich Employees for our financial stability, overall satisfaction and outstanding customer service in 2013.

¿

What does “BB&T” stand for?

BB&T – which stands for Branch Banking and Trust – is named for Alpheus Branch, who founded the bank in 1872 in the eastern North Carolina town of Wilson. BB&T is the oldest bank headquartered in North Carolina.

¿

What is BB&T’s corporate mission?

To make the world a better place to live by:

•	Helping our CUSTOMERS achieve economic success and financial security;

•	Creating a place where our EMPLOYEES can learn, grow and be fulfilled in their work;

•	Making the COMMUNITIES in which we work better places to be; and thereby:

•	Optimizing the long-term return of our SHAREHOLDERS, while providing a safe and sound investment.

¿

What is BB&T’s employee experience like?

BB&T believes taking care of our customers begins with taking care of our employees; therefore, the well-being of our employees is very important to us. As part of our commitment, BB&T offers numerous programs and benefits and places tremendous focus on the learning and development of our employees. BB&T has been recognized as a top training organization by Training Magazine and the American Society for Training and Development (ASTD). Additionally, BB&T has received awards for its wellness program, employee handbook, and employee benefits statement.

You’re not only a valued employee, but a valued customer. BB&T wants to do everything possible to help ensure that you are financially successful, offering employees a variety of banking products and services for free or at a reduced rate. Employees also have access to BB&T Marketplace, an online portal where you can take advantage of exclusive discounts on electronics, apparel, gifts, tickets and much more.

¿

Will BB&T be involved in community service?

BB&T plans to continue Susquehanna Bank’s tradition of commitment and service to its communities. They have also announced the creation of an economic development fund to ensure ongoing support of the Lancaster, Pa. community. Part of BB&T’s mission is to make the communities in which we work a better place to live. Here are a few examples of its commitment to its communities:

•	BB&T employees take part in the annual BB&T Lighthouse Project, a company-wide community service effort held in May and June. Teams choose their projects and lend a helping hand to those in need, sharing hope and encouragement throughout their communities. Since 2009, BB&T employees have volunteered more than 325,000 hours in more than 6,600 Lighthouse Projects throughout the BB&T footprint improving the lives of more than 9.5 million people.

•	BB&T focuses on financial education in several ways, including the BB&T Financial Foundations program that reaches high school students throughout our footprint. Since the program began in 2011, over 78,000 students have been provided with an understanding of basic concepts about banking, insurance, investments, budgeting, higher education, and more.

¿

When will I be trained for my new position with BB&T?

Once employees are mapped to their BB&T specific position, it will work with your leadership to plan your training schedules. Depending on your position, training may either be completed within your department or, as is the case with high incumbent positions, a training curriculum will be assigned to prepare you for success in your new role. The training schedule will be planned based on the expected conversion date; training usually begins a few months before that date. More details pertaining to training for job specific positions will be provided at a later date.

¿

What can I do to help?

It may sound a little corny but you can make a tremendous difference if you maintain an enthusiastic, positive attitude. Your customers’ perception of this event is highly influenced by your reaction to it. This is a big change for everyone and your positive attitude is the best way to assure customers that they can expect to receive the same personalized service you have always provided.

¿

Where can I get more information about BB&T?

We encourage you to visit BB&T’s website at www.BBT.com. It features information on BB&T’s products and services, financial performance and history and recent news announcements. You can also find more research about BB&T’s filings at SEC.gov.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Susquehanna’s and BB&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Susquehanna’s and BB&T’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Susquehanna shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Susquehanna business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Susquehanna and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SUSQUEHANNA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and Susquehanna, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from Susquehanna by accessing Susquehanna’s website at www.susquehanna.net under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, Attention: Jason H. Weber, Vice President and Director of Investor Relations, Telephone (717) 626-9801. In addition, Susquehanna uses its Investor Relations website and social media outlets as channels of distribution of material company information. Such information is accessible on Susquehanna’s Investor Relations website, as well as on Susquehanna’s Facebook page and through its Twitter account and LinkedIn account.

Susquehanna and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Susquehanna in connection with the proposed merger. Information about the directors and executive officers of Susquehanna and their ownership of Susquehanna common stock is set forth in the proxy statement for Susquehanna’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

November 12, 2014

Dear Fellow Employees:

This morning we announced that Susquehanna Bancshares entered into a definitive agreement to merge with BB&T Corporation, one of the strongest financial institutions in the country, with $187 billion in assets. The company, based in Winston-Salem, N.C., uses a community bank model to operate its 1,842 financial centers in 12 states and Washington, D.C. More details about the merger can be found in today’s announcement press release.

I can appreciate that this announcement may be unsettling—especially since we are early in the process and may not have a lot of answers to questions you are sure to have. My objective with this letter is to openly share with you why we are doing this and what you can expect in the weeks and months ahead. I hope this message, as well as some of the Q&As we’ve prepared, will provide some clarity and guidance for each of you.

So why are we doing this?

For several years now, we’ve been discussing the revenue challenges and regulatory pressures we and other regional banks our size have been facing, and we anticipate these challenges will grow significantly in the future.

Our current position of strength gave our board and your executive management team the opportunity to carefully consider whether or not this transaction was in the best interests of our valued employees, customers, shareholders, and communities. After our due diligence and interaction with their leadership I can tell you without hesitation, I believe it is. BB&T’s culture and operating philosophy is a great complement to Susquehanna’s. Both companies share similar mission statements, company values, employee and customer commitments, and a rich community-banking heritage of serving customers and communities for over a century.

You’re going to hear a lot about the benefits of this merger, but let me highlight just a few:

•	BB&T is a good match for Susquehanna due to its similar community bank operating model and culture, its focus on customer relationships, and its commitment to employee engagement.

•	Susquehanna Bank customers will continue to have access to our existing branch network and will gain access to BB&T’s network of more than 1,800 branches in 12 states and Washington, D.C. In addition, BB&T’s expanded products and resources will enable us to accelerate the delivery of an improved customer experience.

•	BB&T places a priority on supporting the local communities they serve. Through the BB&T Lighthouse Project over the last six years, the company’s associates have contributed more than 325,000 volunteer hours to local charities, participated in more than 6,600 community service projects and touched the lives of more than 9.7 million people.

In the communication about this merger, you’ll hear about BB&T’s desire to retain performing, direct customer contact employees and revenue producers in their roles. A huge employee and customer benefit of this deal is that there is limited branch overlap between Susquehanna’s footprint and BB&T’s. If you are in a support function I want you to know that, like Susquehanna, BB&T has been very successful in the past at minimizing job reductions by giving displaced employees first consideration for internal job openings, so I encourage you to keep an open mind. That said, there will be job impacts with this merger. BB&T will be communicating with employees as quickly as possible. For positions that will not be continued, employees will receive at least a 60-day notice, a severance package and outplacement services.

What happens next?

It is important to remember that the completion of the merger is subject to the satisfaction of customary closing conditions including receipt of regulatory approval and approval of Susquehanna shareholders. This process takes several months. Until that time we remain Susquehanna and continue to operate independently. It is expected that the merger will close in the second half of 2015.

With that in mind, I ask that each of you remain focused on the outstanding work you do every day to meet and exceed our customers’ expectations. Please let them know that they will continue to bank with the same people and receive the same friendly and personal service. Until the merger is completed and the subsequent bank/systems changeover takes place later next year, there will be no changes to their accounts, products, or services. Over the coming months, customers will receive several mailings that will give them more details on how their accounts will be transitioned.

Keeping you informed.

Today’s announcement will generate lots of questions. To help answer those, we have prepared Employee Q&As and Customer Q&As for your reference. We recognize that these are by no means comprehensive and we plan to continually add to these once more information is available.

We also want to hear from you. In the next few days, we will be creating a Merger Site on WebOne, a merger mailbox and a Yammer feed to collect your questions so that we may address them in the coming days and weeks.

Reflecting on Susquehanna’s legacy.

As I said before, after careful consideration, your board, executive team and I believe our plans to join with a strong and respected institution like BB&T is the right decision. That said, it was not an easy decision and it’s definitely an emotional day.

Together, we’ve built an incredible company. And while it will be hard to see the Susquehanna name transition to another, we need to remember that, in the end, companies aren’t about a name. They are about people. Committed, talented, passionate people who want to be challenged, who want to do something meaningful, realize their full potential, build lasting relationships, and make a positive impact on their communities and the world, and have fun doing it. Since our beginning and throughout our history, you are what make us Susquehanna. And in the end, through the people you’ve served and the lives you’ve touched, you are Susquehanna’s greatest legacy—and it’s one we all can be proud of.

Thank you for your commitment to supporting our coworkers, customers and communities throughout this transition. In return, I pledge my commitment to keeping you informed as we travel on this journey together. It continues to be an honor and a privilege to work with each of you.

With much appreciation,

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Susquehanna’s and BB&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Susquehanna’s and BB&T’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Susquehanna shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Susquehanna business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Susquehanna and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SUSQUEHANNA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and Susquehanna, may be obtained at the SEC’s Internet site

(http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from Susquehanna by accessing Susquehanna’s website at www.susquehanna.net under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, Attention: Jason H. Weber, Vice President and Director of Investor Relations, Telephone (717) 626-9801. In addition, Susquehanna uses its Investor Relations website and social media outlets as channels of distribution of material company information. Such information is accessible on Susquehanna’s Investor Relations website, as well as on Susquehanna’s Facebook page and through its Twitter account and LinkedIn account.

Susquehanna and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Susquehanna in connection with the proposed merger. Information about the directors and executive officers of Susquehanna and their ownership of Susquehanna common stock is set forth in the proxy statement for Susquehanna’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.